June 22, 2009
VIA EDGAR AND OVERNIGHT MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins Accounting Branch Chief
Re:	Nuance Communications, Inc. Form 10-K for the Fiscal Year Ended September 30, 3008 Filed December 1, 2008 File No. 0-27038

Nuance Communications, Inc. Form 10-Q for the Quarterly Period Ended March 31, 2009 Filed May 11, 2009 File No. 0-27038

Form 8-K Filed February 9, 2009 and May 11, 2009 File No. 0-27038
Ladies and Gentleman:
     We are responding to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Nuance Communications, Inc (the “Company”), dated May 22, 2009 (the “Comment Letter”) relating to the above referenced Annual Report on Form 10-K, filed on December 1, 2008 (the “Form 10-K”), Quarterly Report on Form 10-Q, filed on May 11, 2009 (the “Form 10-Q”), and Current Report on Form 8-K, filed on February 9, 2009 and May 11, 2009 (the “Form 8-K”).
     For your convenience, we have repeated your comments below in italic type before each of our responses.

Form 10-K for the Fiscal Year Ended September 30, 2008
Item 11. Executive Compensation (incorporated by reference from the definitive proxy statement filed on January 2, 2009)
Compensation Discussion & Analysis, page 28
General
1.	We refer to your response to prior comment 16. Your response merely repeats the compensation components, objectives and philosophies that serve as the basis for the implementation of your compensation programs without providing corresponding quantitative and qualitative discussion of how the achievements of your executive officers resulted in the actual compensation awarded in 2008. While you state that you are permitted to omit certain information regarding performance objectives, you should enhance your discussion of how your corporate performance resulted in actual compensation without disclosing information you deem confidential. For example, you state that bonus determinations are made on the basis of minimum and maximum performance targets, but you provide only a single target for each measure. You also state that your executives are entitled to bonuses if the company achieves or exceeds the financial targets you disclose. However, you then state that the Company did not meet the targets, but your executives nevertheless appear to have received bonuses. You include no disclosure regarding how those amounts were determined, with reference to the degree to which targets were achieved or exceeded. We note, for example, that in your response to prior comment 17, you indicate that the compensation committee exercised its discretion to fund the bonus pool in consideration of enumerated elements of corporate performance. You do not appear to have provided any disclosure to this effect in your proxy statement. Please advise, or include responsive disclosure in future filings.

The Company acknowledges the Staff’s comment and will, in future filings, enhance its disclosure regarding how the Company’s performance impacted the actual compensation paid to the Company’s Named Executive Officers.

2.	Your disclosure relating to the determination of base salaries should also be enhanced. You provide little information as to how actual base salaries were determined, other than noting that the salaries fell within a broad range of market comparables. In future filings, for each named executive officer please explain how his salary compares to the market and how you determined to set that NEO’s salary at that level. If all named executive officer salaries were benchmarked at the same level, please disclose that level and disclose how your compensation committee determined the appropriateness of that level.

The Company acknowledges the Staff’s comment and will, in future filings, provide additional disclosure regarding how the base salaries for the Company’s Names Executive Officers were determined.
Form 8-K Filed on February 9. 2009
3.	We note your response to prior comments 18 to 21 and the revisions to your non-GAAP disclosures as presented in the Company’s May 11, 2009 Form 8-K and have the following additional comments:
•	We note your statement that “[m]anagement utilizes a number of different financial measures, both GAAP and non-GAAP, in analyzing and assessing the overall performance of the business, for making operating decisions and for forecasting and planning for future periods,” You further indicate that providing non-GAAP information allows investors to view the financial results in the way management views the operating results. Please revise to explain further and provide specific examples to support exactly how management uses these non-GAAP measures, For example, tell us whether management’s compensation is tied solely to these measures; whether the annual budget is prepared based on similar non-GAAP information; whether allocation of resources is based on non-GAAP information; or whether your expense analysis are based on non-GAAP information, etc.

The Company advises the Staff that management utilizes a number of different financial measures, both GAAP and non-GAAP, in analyzing and assessing the overall performance of the business, for making operating decisions and for forecasting and planning for future periods. The Company further advises the Staff that its annual financial plan is prepared both on a GAAP and non-GAAP basis, and the non-GAAP annual financial plan is approved by its board of directors. Accordingly, the analysis and assessment of actual results on a non-GAAP basis (in addition to GAAP) are compared to the non-GAAP board of directors approved annual financial plan. Continuous budgeting and forecasting for revenue and expenses are conducted on a consistent non-GAAP basis (in addition to GAAP) and actual results on a non-GAAP basis are assessed against these budgets and forecasts. Non-GAAP financial results are analyzed by management and are presented to its board of directors on a quarterly basis for performance-assessment purposes. These non-GAAP financial results reviewed by management and presented to the board of directors are fully consistent with the information presented to our investors on a quarterly basis. The board of directors and management utilize these non-GAAP measures and results (in addition to the GAAP results) to determine the Company’s allocation of resources. In addition and as a consequence of the importance of these measures in managing the business, the

Company uses non-GAAP measures and results in the evaluation process to establish management’s compensation. Specifically, as disclosed in our annual Proxy Statement filed with the Commission on January 2, 2009, the Company’s annual bonus program payments are based upon the achievement of financial targets approved by the Compensation Committee which are based on the consolidated non-GAAP revenue and consolidated non-GAAP earnings per share included in the annual financial plan approved by the Company’s Board of Directors. Management also receives stock-based compensation with vesting primarily contingent upon the achievement of non-GAAP consolidated revenue, non-GAAP core market revenue, and non-GAAP consolidated earnings per share. Consequently, the Company believes that providing the non-GAAP information to its investors, in addition to the GAAP presentation, is meaningful as it allows investors to view the Company’s financial results in the way management views the operating results of the business and utilizes such information to manage the ongoing operations.
•	We note from your response to prior comment 19 that non-GAAP revenue includes revenue from a non-monetary exchange transaction as you believe the GAAP results alone do not fully capture the economic activities of the Company. Please explain further how adjusting revenues for this transaction without adjusting the offsetting expenses (i.e. the cost of the assets acquired) portrays in a full and complete manner these economic activities of the Company.

Based on the GAAP accounting and presentation, the economics related to the software licensing transaction were not fully transparent. We believe that providing this supplemental non-GAAP revenue information provides important supplemental information regarding the performance the Company’s continuing operations in the ordinary course. As part of evaluating this supplemental information, we also considered the non-GAAP treatment of the corresponding costs related to the specific and separate intangible technology assets acquired on the same day. Because the costs of these intangible assets would have been recognized through amortization expense, and amortization expense is eliminated as a supplemental adjustment for non-GAAP purposes, management determined that in order to remain consistent with our historical non-GAAP presentation, no further supplemental non-GAAP adjustment or disclosure was required.

•	We note that the Company does not consider transition and integration expenses to be related to the “organic continuing operations” of your business and you also do not consider costs associated with the investigation and/or restatement of acquired entities financial statements or post-closing legal and other professional services associated with your acquisitions to be related to the “organic continuing operations of the acquired businesses.” We further note that by continuing operations you mean the ongoing results of the business excluding certain “unplanned costs.” Considering the Company’s growth through acquisitions over the past few years, please explain further why you believe these unplanned costs, which are typically associated with acquisitions, should be eliminated for non-GAAP purposes.
The Company respectfully advises the Staff that “unplanned costs” generally do not arise as a result of our acquisitions. As discussed in our disclosure describing non-GAAP adjustments relating to “Other Expenses”, unplanned costs “...arose outside of the ordinary course of continuing operations.” The Company further advises the Staff that we do not consider the transition, integration and other acquisition-related costs to be related to the organic continuing operations of the Company. Although the Company has experienced growth through acquisitions over the past few years, supplemental non-GAAP adjustments for transition, integration and other acquisition-related costs are important performance measures for management in analyzing the organic results of the Company. Each individual acquisition is different in terms of the issues raised, and each presents its own set of short-term costs and issues that management believes are not related to the long-term performance of the acquired assets as part of Nuance. For example, each separate transaction is unique in its legal, regulatory and finance/accounting efforts and costs. These requirements are to a great extent unpredictable and dependent on a significant number of factors that are outside of the control of the Company. Furthermore, such costs generally are not relevant to assessing or estimating the long-term performance of the acquired assets as part of the Company. In addition, the size, complexity and/or volume of past acquisitions, which often drives the magnitude of acquisition-related expenses, may not be indicative of the size, complexity and/or volume of future acquisitions. By excluding the above referenced expenses from our non-GAAP measures, management is better able to evaluate the Company’s ability to utilize its existing assets and estimate the long-term value that acquired assets will generate for the Company.

•	You indicate that excluding amortization of intangibles from non-GAAP expense and income measures allows management and investors to evaluate results “as-if’ the acquired intangible assets had been developed internally rather than acquired. Please explain this statement further and tell us how excluding the expense associated with acquired intangibles is consistent with including expense for internally developed property. You also indicate that it is important for investors to understand that the use of intangible assets contributed to revenue earned during the periods presented and will contribute to future periods as well. It is not clear how this statement supports excluding amortization for non-GAAP purposes. Please explain further.

The Company respectfully advises the Staff that the Company provides supplemental non-GAAP measures of expense which exclude amortization of intangibles created through purchase accounting to provide a consistent measure to compare pre-acquisition performance to post-acquisition performance. For example, the cost to develop new technology has generally been expensed as research and development by the acquired company. In purchase accounting, the fair value of that same technology is recorded as acquired intangibles in the balance sheet and begins amortizing into cost of goods sold, while further development efforts are expensed as research and development prior to achieving technological feasibility. Comparing cost of goods sold trends using GAAP measures alone shows amounts previously expensed within research and development by the acquired company now hitting expense once again as cost of goods sold. Therefore, as a supplemental non-GAAP measure, management also evaluates performance excluding the amortization of such acquired intangible assets. This supplemental non-GAAP cost of goods sold facilitates comparability between the financial performance of intangible assets that are developed internally and those that are acquired. The Company also believes that the exclusion of the amortization of intangibles in non-GAAP measures better allows comparisons of operating results with both acquisitive and non-acquisitive peer companies.
The Company respectfully advises the Staff that, in accordance with Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, the Company considered the disclosure relevant in explaining the material limitations related to such supplemental non-GAAP adjustment. Although management does evaluate this supplemental non-GAAP measure, as noted in our disclosure, management also considers the GAAP measures and that the intangible assets contributed to the current revenue earned during the periods presented and will contribute to future revenues as well. In future filings, we will provide additional language to make it clearer why we have included that disclosure and commentary.

•	We note that the Company excludes certain other expenses that are the result of other unplanned events to measure operating performance as well as current and future liquidity. Clarify and advise us if you are using certain non-GAAP information as both a performance measure and a liquidity measure. If so, please explain why you have not also reconciled this information to operating cash flows.

The Company respectfully advises the Staff that the Company’s non-GAAP measures are used by management and presented as a measure of performance from continuing operations, and as such they are reconciled against a performance measure, GAAP net income. The Company further advises the Staff that while these non-GAAP measures may also provide useful insight into certain aspects of liquidity, the Company’s management primarily utilizes the non-GAAP measures as a tool to measure the Company’s operating performance. The Company notes that in reaching its conclusions regarding reconciliations, the Company considered the guidance set forth in Footnote 26 to Release No. 33-8176, Final Rule: Conditions for Use of Non-GAAP Financial Measures, which states in part:
We believe that it is most appropriate to provide registrants with the flexibility to best make the determination as to which is the “most directly comparable financial measure calculated and presented in accordance with GAAP.” We, therefore, do not believe that it is appropriate to provide a specific definition of that term. As general guidance, however, we note that our staff has been, and continues to be, of the view that (1) non-GAAP financial measures that measure cash or “funds” generated from operations (liquidity) should be balanced with disclosure of amounts from the statement of cash flows (cash flows from operating, investing and financing activities); and (2) non-GAAP financial measures that depict performance should be balanced with net income, or income from continuing operations, taken from the statement of operations.
Consistent with the above guidance, because the non-GAAP measure presented by the Company is primarily used by management to evaluate the performance of the continuing operations of the Company’s business, the Company has determined that the most directly comparable financial measure calculated in accordance with GAAP is net income.

The Company believes that providing the non-GAAP information to its investors, in addition to the GAAP presentation, allows investors to view the Company’s financial results in the way management views the operating results. The Company further believes that providing this information allows investors to not only better understand its financial performance but more importantly, to evaluate the efficacy of the methodology and information used by the Company’s management to evaluate and measure such performance.
Form 10-Q for the Quarterly Period Ended March 31, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 33
4.	We note your disclosures on page 35 where you indicate that the Company believes cash and cash equivalents on hand, cash flows from future operations, as well a the proceeds from the sale of common stock in January 2009, will be sufficient to meet our working capital and contractual operations as they become due “for the foreseeable future,” Please explain further why you separately identified the proceeds from the sale of common stock in January 2009 as a cash resource as such proceeds are already included in your cash and cash equivalent balance at March 31, 2009, Further, please confirm, if true, and revise in the future to indicate whether the Company’s cash resources will be sufficient to meet your operating needs for the next 12 months. We refer you to FRC 501.03(a).

The Company respectfully advises the Staff that it separately identified the proceeds from the sale of common stock in January 2009 because the proceeds resulted from a financing transaction in the period that had a significant impact on the Company’s balance sheet. In the event that the Company completes future financing transactions, the Company will clearly disclose that the funds are included in the cash and cash equivalent balance at the end of the relevant period.

The Company confirms to the Staff that its current cash resources are sufficient to meet the Company’s operating needs for the next twelve months. The Company will revise its disclosure in future filings to specifically indicate whether the Company’s cash resources will be sufficient to meet its operating needs for the next twelve months.

The Company hereby acknowledges the following:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the assistance the Staff has provided with its comments. Please direct your questions or comments regarding the Company’s response to the undersigned at (781) 565-5000. Thank you for your assistance.

Sincerely,
/s/ Thomas L. Beaudoin
Thomas Beaudoin

cc:	Paul Ricci, Nuance Communications, Inc.
Daniel Tempesta, Nuance Communications, Inc.
Jo-Anne Sinclair, Esq., Nuance Communications, Inc.
Garrison Smith, Esq., Nuance Communications, Inc.
Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation